CENTOGENE N.V. | Am Strande 7 | 18055 Rostock, Germany

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

May 17, 2024

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria
Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Centogene N.V. made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on May 15, 2024. The disclosure can be found under the heading “Miscellaneous. Disclosure under Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA).”

Respectfully submitted,

/s/ Kim Stratton
Kim Stratton
Chief Executive Officer
Centogene N.V.

CENTOGENE N.V.	Management Board	Bank Information
Am Strande 7	Kim Stratton (CEO)	Bank: Commerzbank AG
18055 Rostock, Germany	Jose Miguel Coego Rios (CFO)	IBAN: DE60130400000108866500
	Prof. Dr. Peter Bauer (CMGO)	BIC: COBADEFFXXX
Tel.: +49 381 80113-416	Supervisory Board
Fax: +49 381 80113-401	Peer Schatz (Chairman)
info@centogene.com
www.centogene.com
	Statutory Seat: Amsterdam, registered with the Kamer van		Data-Driven,
	Koophandel (Netherlands) under 72822872		Life-Changing Answers